UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  9)*

This amendment is being filed solely by the 3G Reporting Persons.

CSX Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126408103

(CUSIP Number)

Mr. Alexandre Behring

3G Capital Partners Ltd.

c/o 3G Capital Inc.

600 Third Avenue

37th Floor

New York, New York 10016

(212) 893-6727

With a copy to:

Stephen Fraidin, Esq.

Andrew E. Nagel, Esq.

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126408103

1.	Names of Reporting Persons 3G Capital Partners Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,232,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons 3G Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,232,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons 3G Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,232,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons Alexandre Behring

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,871

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power 1,871

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,234,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 9 is filed solely by the 3G Reporting Persons with respect to the shares of Common Stock, par value $1.00 per share (the “Shares”), of CSX Corporation (the “Issuer”), beneficially owned by the 3G Reporting Persons (as defined in the Schedule 13D filed with the Securities and Exchange Commission on December 19, 2007, as heretofore amended (the “Schedule 13D”)) as of December 1, 2008 and amends and supplements the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background
Clause (b) (viii) of Item 2 of the Schedule 13D is amended and restated as follows: Mr. Behring: 600 Third Avenue, 37th Floor, New York, New York 10016;

Item 6.	Contracts Arrangements Understanding or Relationship with Respect to the Securities of the Issuer

                Item 6 of the Schedule 13D is amended and supplemented by including the following paragraph immediately preceding the last paragraph of Item 6:

                On September 26, 2008, the 3G Reporting Persons terminated their credit default swap agreements with Morgan Stanley Capital Services Inc. and entered into credit default swap agreements with UBS AG London.

                On November 28, 2008, the 3G Reporting Persons terminated their credit default swap agreements with UBS AG London.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit 1.	Joint Filing Agreement (Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.8.	Decision of the Federal District Court for the Southern District of New York, dated June 11, 2008 (Previously Filed)

Exhibit 99.9.	Litigation Agreement, dated October 3, 2008 (Previously Filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2008

3G CAPITAL PARTNERS LTD.

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G CAPITAL PARTNERS, L.P.
By: 3G Capital Partners Ltd.
Its: General Partner

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G FUND L.P.
By: 3G Capital Partners, L.P.
Its: General Partner

By: 3G Capital Partners Ltd.
Its: General Partner

/s/ Alexandre Behring
Alexandre Behring
Managing Director

/s/ Alexandre Behring
Alexandre Behring

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement (Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.8.	Decision of the Federal District Court for the Southern District of New York, dated June 11, 2008 (Previously Filed)

Exhibit 99.9.	Litigation Agreement, dated October 3, 2008 (Previously Filed)